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                                  STANTEC INC.

                                   THIS PROXY
               IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
                        ANNUAL MEETING OF SHAREHOLDERS OF
                                  STANTEC INC.
                            TO BE HELD ON MAY 6, 2004

The undersigned participant in the Stantec Inc. (the "Corporation") Employee Share Purchase Plan (the "Participant") hereby appoints Anthony P. Franceschini, President and Chief Executive Officer of the Corporation or, failing him, Jeffrey S. Lloyd, Secretary of the Corporation, or instead of either of the foregoing,______________________________________________________________________
as the proxy of the undersigned to attend, vote and act for and on behalf of the undersigned AT THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MAY 6, 2004, AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, upon the following matters:

      1.    Election of Directors

            VOTE [ ] or WITHHOLD FROM VOTING [ ] with respect to the election of directors.

      2.    Appointment of Auditors

            VOTE [ ] or WITHHOLD FROM VOTING [ ]with respect to the appointment of auditors and authorizing the directors to fix the auditors' remuneration.

      3.    Such other business as may properly come before the meeting.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE PARTICIPANT HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT THEM AND TO ATTEND AND ACT FOR THEM ON THEIR BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT REPRESENTATIVES DESIGNATED IN THIS PROXY, AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THE OTHER PERSON THE PARTICIPANT WISHES TO APPOINT IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER.

DATED___________, 2004                Signature of Participant__________________

                                      Name of Participant_______________________

                                                     Stantec Inc. Employee Share
                                                      Purchase Plan Participants
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NOTES:

1. IN THE EVENT THAT NO SPECIFICATION HAS BEEN MADE WITH RESPECT TO VOTING OR WITHHOLDING FROM VOTING IN THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS WITH RESPECT TO THE SHARES REPRESENTED BY THIS PROXY.

2.    To be valid, this proxy must be signed and deposited no later than 5:00 PM
      (MDT) on the second business day preceding the meeting or any adjournment thereof, with CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1.

3. Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

4. If the proxy form is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

                                                     Stantec Inc. Employee Share
                                                      Purchase Plan Participants